B&D Food Corp.
575 Madison Ave., suite 1006
New York, NY 10022

August 16, 2006

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	B&D Food Corp.
Form 10-KSB for fiscal year ended December 31, 2005
Filed March 31, 2006
File 0-2247

Ladies and Gentlemen:

The issuer wishes to file, through the EDGAR system, the letter that it sent to Mr. Karl Hiller and Ms. Tracie Towner via email on August 1, 2006. Accordingly, the text of such emailed letter is set forth in full below. The attachment referred to in the first line of such letter is not included herein because it was previously filed through the EDGAR system on July 27, 2006.

Sincerely,
B&D Food Corp.

By:	/s/ Yaron Arbel
Chief Executive Officer

[Text of emailed letter follows]

Dear Mr. Hiller and Ms. Towner:

Pursuant to our phone conversation from July 26, 2006 please find attached our reply to your letter dated July 19, 2006.

In addition, in reply to the questions you raised in our phone conversation regarding the difference between the number of B & D Food Corp. (the “Company”) shares that were issued to former shareholders of BDFC in consideration for the sale of BDFC to the Company, and the number of shares included in the Statement of Shareholders’ Deficiency in page F-5 to our 2005 Form 10-KSB, please find our following explanation:

1.	The number of the Company’s outstanding common share as of December 31, 2004 was 4,655,310.

2.
As the acquisition of BDFC caused a fundamental change in the reporting entity, and the transaction was between entities under common control, according to US GAAP the comparison numbers for the year 2004 are those of BDFC on a stand alone basis (see also Note 3.c to the consolidated financial statements as of December 31, 2005).

3.
Accordingly, as required, in our Statement of Shareholders’ Deficiency in page F-5 for December 31, 2004, the Company presented the number of outstanding shares of BDFC as of such date.  This number was 4,242,906 at that date.  Since this number of shares as of December 31, 2004 was different from the number of shares of the Company (prior to the acquisition of BDFC) as of that date (namely, 4,655,310 shares), and US GAAP required that we used the BDFC numbers for comparison, we adjusted for the difference.  Please see point 5 below.

4.	The number of shares that were issued to the former BDFC shareholders in consideration for the acquisition of BDFC totaled to 95,344,688.

5.
The number of shares that were included in section “Recapitalization pursuant to business combination with entity under common control” of the Statement of Shareholders’ Deficiency in page F-5, include two components, as follows:

Adjustment to the number of shares of B&D (see point 3)	412,404	(=4,655,310 - 4,242,906)
Number of shares that were issued to BDFC shareholders	95,344,688
Total	95,757,092

The first component represents the adjustment from the comparison number of shares of BDFC on a stand alone basis to those of B&D, before the acquisition. The second represents the shares issued to the former BDFC shareholders

If you have any other questions, please don’t hesitate to contact us.

Best regards,
Yossi

P.S
I don’t have Mr. Hiller’s email address. I would kindly ask to forward this email to him too.
Thanks a lot. Yossi

[End of text of emailed letter]